Filed by Precision Drilling Trust
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Grey Wolf, Inc.
Commission File Number: 001-08226
     An announcement by Precision Drilling Trust and Grey Wolf, Inc. regarding the early termination of the Hart-Scott-Rodino waiting period was filed by Precision Drilling Trust under cover of Form 6-K today and is incorporated by reference into this filing.